TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
April 8, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS Tufin Software Technologies Ltd. (CIK No. 0001757399) Registration Statement on Form F-1 (File No. 333-230109)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Daylight Time on Wednesday, April 10, 2019 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.
Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP, counsel to the Company.
[Remainder of Page Intentionally Blank]

Sincerely,

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Jack Wakileh
Name:	Jack Wakileh
Title:	Chief Financial Officer

[Signature Page to Company Acceleration Request]